UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39470

View, Inc.

(Exact name of registrant as specified in its charter)

6280 America Center Drive, Suite 200

San Jose, California, 95002

(408) 263-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share

Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*As previously disclosed, on April 2, 2024, View, Inc. (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for relief under chapter 11 of title 11 of the United States Code, thereby commencing chapter 11 cases for the Debtors. The Debtors’ Chapter 11 cases are being jointly administered under the caption and case number, In re View Inc., Case No. 24-10692 (CTG). As previously disclosed, on May 20, 2024, the Bankruptcy Court entered its order confirming the Amended Joint Chapter 11 Plan of Reorganization of View, Inc., and its Debtor Affiliates (the “Plan”). On May 22, 2024, the Plan became effective pursuant to its terms (the “Effective Date”). On the Effective Date, in accordance with the Plan, all outstanding shares of the Company’s Class A common stock (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) and warrants exercisable for shares of common stock of the Company were cancelled, released and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, View, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 23, 2024	By:	/s/ Bill Krause
Name: Bill Krause
Title: Chief Legal Officer